EXHIBIT 1.01

inTEST Corporation
Conflict Minerals Report
For the Year Ended December 31, 2017

     This Conflict Minerals Report ("CMR") of inTEST Corporation ("inTEST") for the year ended December 31, 2017 has been prepared pursuant to Rule 13p-1 (the "Rule") under the Securities Exchange Act of 1934, as amended. The Rule imposes certain reporting obligations on Securities and Exchange Commission ("SEC") registrants when any conflict minerals are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured (the "Covered Products"). Conflict minerals are defined as cassiterite, columbite-tantalite, gold, wolframite and their derivatives, which are limited to tin, tantalum and tungsten ("Conflict Minerals") for the purposes of this assessment. Tin, tantalum, tungsten and gold are also referred to in this report as "3TG".

     If after conducting a reasonable country of origin inquiry ("RCOI") as required by SEC rules, a registrant has reason to believe that any of the Conflict Minerals in its supply chain may have originated in the Democratic Republic of the Congo ("DRC") or an adjoining country (the "Covered Countries"), or if it is unable to determine the country of origin of those Conflict Minerals, then the registrant must exercise due diligence with respect to the source and chain of custody of the Conflict Minerals. The registrant must annually submit a CMR to the SEC, as and when required, that, among other items, includes a description of those due diligence measures.

     The report presented herein is not audited, as we have concluded that the Covered Products are "DRC conflict undeterminable", and therefore under SEC guidance, the CMR is not subject to an independent private sector audit. Our internet address is www.intest.com. This CMR will be posted on our website under the "About - Conflict Minerals Report" section as soon as reasonably practicable after it is filed with the SEC.

Description of inTEST's Products Covered by this Report

     Our product lines are classified in the following categories: “Thermal Products” and “Electromechanical Semiconductor Products” or “EMS Products”. All of our products were found to contain one or more of 3TG and are therefore considered Covered Products. Our Covered Products include:

Thermal Products

       ThermoChambers
       Thermal Platforms
       ThermoChuck Products
       Thermonics Products
       Ecoheat Products
       Easyheat Products

EMS Products

       Manipulator Products
       Docking Hardware Products
       Tester Interface Products

Supply Chain Overview

     Although our Covered Products contain some 3TG, inTEST does not purchase ore or unrefined Conflict Minerals from mines and is many steps removed in the supply chain from the mining of Conflict Minerals. We purchase materials used in our products from a large number of suppliers, who in turn may purchase from a large number of suppliers. We rely upon our suppliers to provide information on the origin of the 3TG contained in the component parts and materials supplied to us or, in one case, the finished products we have manufactured by a third party ("Contract Manufacturer", and collectively with our suppliers of component parts and materials, "Suppliers"), including sources of 3TG that are supplied to them from their suppliers. While we have not adopted a formal Conflict Minerals policy, we have required that all our current Suppliers that supply component parts, materials and finished products to us that contain 3TG provide us with sourcing information.

Reasonable Country of Origin Inquiry

     We conducted an analysis of our Covered Products and found that some 3TG is contained in all of our Covered Products. As a result, we conducted in good faith a RCOI designed to determine if any 3TG originated in the Covered Countries and whether any of the 3TG may be from recycled or scrap sources. Our supply chain is complex, and there are many third parties in the supply chain between the ultimate manufacturer of the Covered Products and the original sources of 3TG. We do not directly purchase Conflict Minerals from mines, smelters or refiners. Therefore, we must rely upon our Suppliers to provide information regarding the country of origin of 3TG that are included in our Covered Products. Our Suppliers, in turn, must rely upon their suppliers to provide information necessary to this process, and so on until the downstream supplier is the purchaser of the Conflict Minerals from a smelter or refiner.

     We have not yet received responses from all of our Suppliers that we contacted and, therefore, we cannot exclude the possibility that some of the Conflict Minerals may have originated in the Covered Countries and we cannot make a determination whether the Conflict Minerals in the Covered Products were from recycled or scrap sources. As a result, we have concluded that our Covered Products are "DRC conflict undeterminable" as defined in Item 1.01(d)(5) of Form SD. It will take additional time for some of our Suppliers or the suppliers of our Contract Manufacturer to verify the origin of all the Conflict Minerals. Our RCOI primarily consisted of submitting the conflict minerals reporting template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative ("EICC-GeSI") to all our Suppliers of our Covered Products manufactured in 2017. Responses received were reviewed for completeness, reasonableness and consistency, and we followed up with our Suppliers for corrections and clarifications as needed.

Due Diligence Process

     Our due diligence processes, management, and measures were designed based upon the 2nd edition of The Organization for Economic Co-operation and Development ("OECD") Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Framework"), an internationally recognized due diligence framework. In accordance with the OECD Framework, our RCOI (described above) launched our Conflict Minerals due diligence with the communication survey to our Suppliers.

     Our Conflict Minerals due diligence process includes: the establishment of cross functional teams made up of senior management and operational staff; communications to, and the engagement of, Suppliers; and due diligence compliance process and measurement, record keeping and follow up procedures. We have periodically reported to the Audit Committee of our Board of Directors with respect to our due diligence process and compliance obligations under the Rule.

     The cross functional teams we established in each of our two product segments consisted of subject matter experts from relevant functions such as purchasing, manufacturing and finance. These teams were responsible for implementing our Conflict Minerals due diligence process. These teams were supported by senior management, including the Chief Financial Officer, the General Manager of the EMS Products segment and the General Manager of the Thermal Products segment. These members of senior management are briefed about the results of our due diligence efforts on a regular basis to provide guidance and oversight.

     With respect to the OECD requirement to strengthen engagement with suppliers, we conducted an outreach program with our Suppliers to inform them of the Rule. We reviewed, evaluated and logged the received Supplier responses to our RCOI. We created a follow-up process to identify and escalate any identified issues associated with non-responsive or problematic responses to our RCOI. Feedback from this process will be used to improve the future design of our Conflict Minerals due diligence process.

Identification and Assessment of Risks in the Supply Chain

     Because of our size, the breadth and complexity of our Covered Products, and the constant evolution of our supply chain, it is difficult to identify actors downstream from our direct Suppliers. During our 2017 analysis, we have identified 710 direct Suppliers (including 1 Contract Manufacturer) of our Covered Products. We have relied upon these Suppliers' responses to provide us with information about the source of Conflict Minerals contained in the component materials supplied to us. Our direct Suppliers are similarly reliant upon information provided by their suppliers.

Design and Implementation of a Strategy to Respond to Identified Risks

     We will work with our Suppliers to move towards using component materials that originate from materials provided by Conflict-Free Smelter Program within a reasonable time frame. This time frame will be dependent upon the criticality of the specific component material and the availability of alternative suppliers.

Report on Supply Chain Due Diligence and Results

     We have taken the following measures to exercise due diligence on the source and chain of custody of Conflict Minerals. We conducted a survey of our Suppliers using the template developed jointly by the EICC-GeSI, known as the Conflict-Free Sourcing Initiative (the "CFSI") Reporting Template (the "Template"). This Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company's supply chain. It includes questions regarding a company's conflict-free policy, engagement with its direct suppliers, and a listing of smelters the company and its suppliers use. In addition, the Template contains questions about the origin of Conflict Minerals included in their products, as well as supplier due diligence. Written instructions and recorded training illustrating the use of the tool is available on CFSI's website. The Template has been widely adopted by many companies in their due diligence processes related to Conflict Minerals.

     As part of our 2017 RCOI, we elected to survey all Suppliers in our supply chain that supply component materials, or that manufacture the Covered Products suspected to contain 3TG (which was consistent with our 2016 RCOI). This survey population initially consisted of 710 Suppliers (including 1 Contract Manufacturer) who received the Template. Our survey response rate of 93% in 2017 was below the 97% response rate experienced in 2016. As of May 1, 2018, 662 Suppliers had responded to our surveys. Of those Suppliers that responded, 83 Suppliers, representing approximately 13% of the Suppliers surveyed, responded that they could not yet make a Conflict Minerals determination and were still investigating their own supply chain. An additional 37 Suppliers (representing approximately 6% of the Suppliers surveyed) responded that they could not make a Conflict Minerals determination and did not plan to perform any further assessment.

     Because a significant portion of the Supplier respondents indicated that they were unsure of the origin of the component parts containing 3TG that they supplied to us, we were unable to determine with certainty the facilities used to process the necessary Conflict Minerals used in our Covered Products, the country of origin of the necessary Conflict Minerals used in our Covered Products, or the mine or location of origin of the Conflict Minerals used in our Covered Products.

Future Due Diligence Measures

     Going forward, we will seek to develop further transparency into our supply chain using our due diligence processes to drive accountability within our supply chain. During 2018, we intend to follow up with those Suppliers that have not yet responded to our surveys as well as those Suppliers that could not yet make a Conflict Minerals determination to ascertain their status. In addition, we will work with those Suppliers who indicated that they did not plan to perform any further assessment to encourage them to perform an assessment in 2018. On an annual basis, we intend to contact each of our Suppliers to obtain updated information if there have been changes to their supply chains or confirmation that their prior responses remain correct.

Conclusion

     After exercising due diligence as described above in this CMR, we have concluded that we are unable to determine whether or not the Covered Products qualify as "DRC conflict free" under the Rule, and as a result, the Covered Products are "DRC conflict undeterminable" as defined in Item 1.01(d)(5) of Form SD. Our due diligence process continues as we press for further information relevant to this determination.